FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2024 Second Quarter

(April 1, 2023 through September 30, 2023)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2024 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

November 1, 2023

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	November 10, 2023
Payment date of cash dividends	:	November 22, 2023
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2024 First Half (April 1, 2023 through September 30, 2023)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2024 first half	21,981,617	24.1	2,559,294	124.2	3,521,525	92.0	2,647,521	117.1	2,589,428	121.1	4,245,386	73.0
FY2023 first half	17,709,348	14.4	1,141,444	-34.7	1,834,276	-14.4	1,219,556	-22.1	1,171,084	-23.2	2,454,565	31.3

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2024 first half	191.26	191.26
FY2023 first half	85.42	85.42

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2024 second quarter	83,661,391	32,852,768	31,893,112	38.1
FY2023	74,303,180	29,264,213	28,338,706	38.1

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2023	—	25.00	—	35.00	60.00
FY2024	—	30.00
FY2024 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2024 (April 1, 2023 through March 31, 2024)

	(% of change from FY2023)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	43,000,000	15.7	4,500,000	65.1	5,550,000	51.3	3,950,000	61.1	292.02

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2024 second quarter 16,314,987,460 shares, FY2023 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2024 second quarter 2,801,135,115 shares, FY2023 2,749,807,731 shares

(iii)	Average number of shares issued and outstanding in each period: FY2024 first half 13,539,125,720 shares, FY2023 first half 13,710,052,009 shares

These consolidated financial results are not subject to certified public accountant’s or audit firm’s quarterly review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

Supplemental Material for Financial Results for FY2024 Second Quarter

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements and

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2023	September 30, 2023
Assets
Current assets
Cash and cash equivalents	7,516,966	7,926,063
Trade accounts and other receivables	3,586,130	3,738,439
Receivables related to financial services	8,279,806	9,964,278
Other financial assets	1,715,675	3,494,692
Inventories	4,255,614	4,749,878
Income tax receivable	218,704	182,247
Other current assets	886,885	996,842

Total current assets	26,459,781	31,052,438

Non-current assets
Investments accounted for using the equity method	5,227,345	5,570,443
Receivables related to financial services	16,491,045	19,118,129
Other financial assets	10,556,431	11,185,272
Property, plant and equipment
Land	1,426,370	1,443,141
Buildings	5,464,811	5,718,603
Machinery and equipment	14,796,619	15,847,591
Vehicles and equipment on operating leases	6,774,427	7,383,194
Construction in progress	846,866	1,004,753

Total property, plant and equipment, at cost	29,309,093	31,397,283

Less - Accumulated depreciation and impairment losses	(16,675,119)	(17,777,602)

Total property, plant and equipment, net	12,633,974	13,619,681

Right of use assets	491,368	514,696
Intangible assets	1,249,122	1,309,946
Deferred tax assets	387,427	441,902
Other non-current assets	806,687	848,884

Total non-current assets	47,843,399	52,608,953

Total assets	74,303,180	83,661,391

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

	Yen in millions
	March 31, 2023	September 30, 2023
Liabilities
Current liabilities
Trade accounts and other payables	4,986,309	5,227,888
Short-term and current portion of long-term debt	12,305,639	14,068,253
Accrued expenses	1,552,345	1,599,860
Other financial liabilities	1,392,397	1,560,246
Income taxes payable	404,606	651,446
Liabilities for quality assurance	1,686,357	1,839,034
Other current liabilities	1,632,063	1,958,229

Total current liabilities	23,959,715	26,904,958

Non-current liabilities
Long-term debt	17,074,634	19,330,739
Other financial liabilities	533,710	626,909
Retirement benefit liabilities	1,065,508	1,126,636
Deferred tax liabilities	1,802,346	2,120,186
Other non-current liabilities	603,052	699,195

Total non-current liabilities	21,079,251	23,903,665

Total liabilities	45,038,967	50,808,623

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,728	498,052
Retained earnings	28,343,296	30,747,689
Other components of equity	2,836,195	4,102,743
Treasury stock	(3,736,562)	(3,852,421)

Total Toyota Motor Corporation shareholders’ equity	28,338,706	31,893,112

Non-controlling interests	925,507	959,656

Total shareholders’ equity	29,264,213	32,852,768

Total liabilities and shareholders’ equity	74,303,180	83,661,391

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2022	For the first half ended September 30, 2023
Sales revenues
Sales of products	16,363,930	20,383,442
Financial services	1,345,419	1,598,175

Total sales revenues	17,709,348	21,981,617

Costs and expenses
Cost of products sold	14,049,248	16,542,695
Cost of financial services	845,222	1,006,082
Selling, general and administrative	1,673,434	1,873,546

Total costs and expenses	16,567,905	19,422,323

Operating income	1,141,444	2,559,294

Share of profit (loss) of investments accounted for using the equity method	304,623	378,530
Other finance income	197,354	337,941
Other finance costs	(70,350)	(44,300)
Foreign exchange gain (loss), net	291,455	299,376
Other income (loss), net	(30,250)	(9,314)

Income before income taxes	1,834,276	3,521,525

Income tax expense	614,720	874,004

Net income	1,219,556	2,647,521

Net income attributable to
Toyota Motor Corporation	1,171,084	2,589,428
Non-controlling interests	48,472	58,093

Net income	1,219,556	2,647,521

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	85.42	191.26

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2022	For the first half ended September 30, 2023
Net income	1,219,556	2,647,521
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	26,178	376,618
Remeasurements of defined benefit plans	(8,696)	(5,201)
Share of other comprehensive income of equity method investees	(80,105)	178,815

Total of items that will not be reclassified to profit (loss)	(62,622)	550,232

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	1,243,648	944,115
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(183,228)	(64,377)
Share of other comprehensive income of equity method investees	237,212	167,894

Total of items that may be reclassified subsequently to profit (loss)	1,297,631	1,047,633

Total other comprehensive income, net of tax	1,235,009	1,597,865

Comprehensive income	2,454,565	4,245,386

Comprehensive income for the period attributable to
Toyota Motor Corporation	2,371,417	4,145,722
Non-controlling interests	83,147	99,664

Comprehensive income	2,454,565	4,245,386

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the second quarter ended September 30, 2022	For the second quarter ended September 30, 2023
Sales revenues
Sales of products	8,519,475	10,597,988
Financial services	698,757	836,798

Total sales revenues	9,218,232	11,434,786

Costs and expenses
Cost of products sold	7,349,121	8,501,716
Cost of financial services	445,382	563,134
Selling, general and administrative	860,940	931,543

Total costs and expenses	8,655,443	9,996,392

Operating income	562,789	1,438,394

Share of profit (loss) of investments accounted for using the equity method	133,554	185,174
Other finance income	71,561	147,813
Other finance costs	(50,988)	(20,961)
Foreign exchange gain (loss), net	108,196	52,600
Other income (loss), net	(12,583)	(2,047)

Income before income taxes	812,528	1,800,972

Income tax expense	351,225	480,341

Net income	461,303	1,320,631

Net income attributable to
Toyota Motor Corporation	434,264	1,278,056
Non-controlling interests	27,040	42,575

Net income	461,303	1,320,631

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	31.73	94.51

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2022	For the second quarter ended September 30, 2023
Net income	461,303	1,320,631
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(15,435)	1,584
Remeasurements of defined benefit plans	(5,168)	(2,127)
Share of other comprehensive income of equity method investees	(20,100)	117,892

Total of items that will not be reclassified to profit (loss)	(40,703)	117,349

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	325,505	183,933
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(95,968)	(56,773)
Share of other comprehensive income of equity method investees	116,117	126,358

Total of items that may be reclassified subsequently to profit (loss)	345,653	253,519

Total other comprehensive income, net of tax	304,951	370,868

Comprehensive income	766,254	1,691,499

Comprehensive income for the period attributable to
Toyota Motor Corporation	736,238	1,645,123
Non-controlling interests	30,016	46,376

Comprehensive income	766,254	1,691,499

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2022

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	1,171,084	—	—	1,171,084	48,472	1,219,556
Other comprehensive income, net of tax	—	—	—	1,200,334	—	1,200,334	34,675	1,235,009

Total comprehensive income	—	—	1,171,084	1,200,334	—	2,371,417	83,147	2,454,565

Transactions with owners and other
Dividends paid	—	—	(385,792)	—	—	(385,792)	(69,506)	(455,299)
Repurchase of treasury stock	—	—	—	—	(195,545)	(195,545)	—	(195,545)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	297	—	—	—	297	602	899

Total transactions with owners and other	—	631	(385,792)	—	(194,972)	(580,134)	(68,905)	(649,038)

Reclassification to retained earnings	—	—	66,577	(66,577)	—	—	—	—

Balances at September 30, 2022	397,050	499,206	27,304,994	3,337,011	(3,501,009)	28,037,253	923,094	28,960,346

For the first half ended September 30, 2023
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	2,589,428	—	—	2,589,428	58,093	2,647,521
Other comprehensive income, net of tax	—	—	—	1,556,294	—	1,556,294	41,571	1,597,865

Total comprehensive income	—	—	2,589,428	1,556,294	—	4,145,722	99,664	4,245,386

Transactions with owners and other
Dividends paid	—	—	(474,781)	—	—	(474,781)	(74,812)	(549,593)
Repurchase of treasury stock	—	—	—	—	(116,507)	(116,507)	—	(116,507)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(939)	—	—	—	(939)	9,296	8,358

Total transactions with owners and other	—	(676)	(474,781)	—	(115,858)	(591,316)	(65,516)	(656,831)

Reclassification to retained earnings	—	—	289,746	(289,746)	—	—	—	—

Balances at September 30, 2023	397,050	498,052	30,747,689	4,102,743	(3,852,421)	31,893,112	959,656	32,852,768

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2022	For the first half ended September 30, 2023
Cash flows from operating activities
Net income	1,219,556	2,647,521
Depreciation and amortization	1,016,123	1,019,961
Interest income and interest costs related to financial services, net	(355,403)	(367,298)
Share of profit (loss) of investments accounted for using the equity method	(304,623)	(378,530)
Income tax expense	614,720	874,004
Changes in operating assets and liabilities, and other	(398,273)	(1,899,459)
Interest received	677,731	1,038,446
Dividends received	355,592	463,630
Interest paid	(229,205)	(482,012)
Income taxes paid, net of refunds	(937,422)	(638,183)

Net cash provided by (used in) operating activities	1,658,797	2,278,079

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(733,675)	(847,498)
Additions to equipment leased to others	(930,723)	(1,298,943)
Proceeds from sales of fixed assets excluding equipment leased to others	21,016	67,703
Proceeds from sales of equipment leased to others	876,929	932,990
Additions to intangible assets	(160,772)	(147,974)
Additions to public and corporate bonds and stocks	(659,075)	(1,014,675)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	744,952	1,215,728
Other, net	58,857	(1,558,924)

Net cash provided by (used in) investing activities	(782,490)	(2,651,591)

Cash flows from financing activities
Increase (decrease) in short-term debt	121,280	278,309
Proceeds from long-term debt	4,574,105	5,261,465
Payments of long-term debt	(4,444,965)	(4,328,396)
Dividends paid to Toyota Motor Corporation common shareholders	(385,792)	(474,781)
Dividends paid to non-controlling interests	(69,506)	(74,812)
Reissuance (repurchase) of treasury stock	(195,545)	(116,507)
Other, net	—	8,758

Net cash provided by (used in) financing activities	(400,424)	554,035

Effect of exchange rate changes on cash and cash equivalents	390,632	228,573

Net increase (decrease) in cash and cash equivalents	866,514	409,097

Cash and cash equivalents at beginning of period	6,113,655	7,516,966

Cash and cash equivalents at end of period	6,980,169	7,926,063

TOYOTA MOTOR CORPORATION FY2024 Second Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2024 Second Quarter (Consolidated)

< IFRS >

	FY2023												FY2024						FY2024
	1Q (2022/4-6)		2Q (2022/7-9)		First Half 6 months (2022/4-9)		3Q (2022/10-12)		4Q (2023/1-3)		12 months (‘22/4-‘23/3)		1Q (2023/4-6)		2Q (2023/7-9)		First Half 6 months (2023/4-9)		Forecast 12 months (‘23/4-‘24/3)
Vehicle Production (thousands of units)	1,936		2,179		4,115		2,243		2,336		8,694		2,345		2,379		4,725
(Japan) –including Daihatsu & Hino	802		934		1,735		975		1,078		3,789		1,025		1,090		2,114
[Daihatsu & Hino]	[208	]	[240	]	[448	]	[285	]	[269	]	[1,002	]	[190	]	[232	]	[422	]
(Overseas) –including Daihatsu & Hino	1,135		1,245		2,380		1,268		1,258		4,905		1,321		1,289		2,610
[Daihatsu & Hino]	[121	]	[157	]	[277	]	[164	]	[156	]	[597	]	[118	]	[139	]	[258	]
North America	452		460		913		415		441		1,768		520		482		1,002
Europe	201		183		385		210		176		771		223		161		384
Asia	372		468		840		510		508		1,859		437		498		935
Central and South America	104		105		209		95		95		398		102		105		207
Africa	5		28		33		38		38		109		39		44		83
Vehicle Sales (thousands of units)	2,013		2,146		4,159		2,331		2,331		8,822		2,326		2,418		4,744		9,600
(Japan) –including Daihatsu & Hino	403		466		869		532		668		2,069		532		540		1,072		2,320
[Daihatsu & Hino]	[126	]	[144	]	[270	]	[169	]	[182	]	[621	]	[134	]	[141	]	[275	]	[620	]
(Overseas) –including Daihatsu & Hino	1,610		1,680		3,290		1,799		1,664		6,753		1,794		1,878		3,672		7,280
[Daihatsu & Hino]	[68	]	[78	]	[146	]	[92	]	[83	]	[321	]	[69	]	[74	]	[144	]	[280	]
North America	635		610		1,245		607		555		2,407		682		703		1,385		2,730
Europe	248		231		479		277		273		1,030		286		270		557		1,150
Asia	361		456		817		476		458		1,751		417		478		895		1,760
Central and South America	123		128		251		144		115		509		128		126		254		480
Oceania	76		67		142		68		54		265		76		87		163		310
Africa	36		61		97		68		61		226		59		62		121		270
Middle East	130		126		256		157		145		559		143		149		292		580
Other	2		2		3		2		2		7		3		2		5
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,544		2,625		5,168		2,721		2,669		10,558		2,751		2,845		5,596		11,380

Supplemental 1

Supplemental Material for Financial Results for FY2024 Second Quarter (Consolidated)

< IFRS >

	FY2023						FY2024				FY2024
	1Q (2022/4-6)	2Q (2022/7-9)	First Half 6 months (2022/4-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)	2Q (2023/7-9)	First Half 6 months (2023/4-9)		Forecast 12 months (‘23/4-‘24/3)
Foreign Exchange Rates
Yen to US Dollar Rate	130	138	134	141	132	135	137	145	141		as premise: 141
Yen to Euro Rate	138	139	139	144	142	141	150	157	153		as premise: 152
Number of Employees	376,971	377,369	377,369	375,396	375,235	375,235	379,659	381,576	381,576	(Note 1)
Sales Revenues (billions of yen)	8,491.1	9,218.2	17,709.3	9,754.6	9,690.2	37,154.2	10,546.8	11,434.7	21,981.6		43,000.0
Geographic Information
Japan	3,899.7	4,290.1	8,189.9	4,582.2	4,811.0	17,583.1	5,105.5	5,404.7	10,510.3
North America	3,349.9	3,523.6	6,873.5	3,588.9	3,381.4	13,843.9	4,092.0	4,504.2	8,596.2
Europe	973.0	939.3	1,912.3	1,155.6	1,205.6	4,273.7	1,299.0	1,359.4	2,658.4
Asia	1,795.6	2,153.3	3,949.0	2,183.9	1,911.9	8,044.9	1,964.5	2,346.6	4,311.1
Other	828.7	907.5	1,736.3	907.1	828.7	3,472.1	1,024.6	1,165.1	2,189.7
Elimination	-2,355.9	-2,595.8	-4,951.8	-2,663.2	-2,448.5	-10,063.6	-2,939.0	-3,345.3	-6,284.4
Business Segment
Automotive	7,720.1	8,408.9	16,129.0	8,871.4	8,819.4	33,820.0	9,687.9	10,477.3	20,165.3
Financial Services	652.1	704.2	1,356.3	741.7	711.5	2,809.6	775.1	846.1	1,621.3
All Other	262.3	271.0	533.4	312.2	379.2	1,224.9	306.4	319.2	625.6
Elimination	-143.4	-166.0	-309.5	-170.6	-220.0	-700.2	-222.7	-207.9	-430.7
Operating Income (billions of yen)	578.6	562.7	1,141.4	956.6	626.9	2,725.0	1,120.9	1,438.3	2,559.2		4,500.0
(Operating Income Ratio) (%)	(6.8)	(6.1)	(6.4)	(9.8)	(6.5)	(7.3)	(10.6)	(12.6)	(11.6)		(10.5)
Geographic Information
Japan	336.7	521.1	857.9	683.4	360.1	1,901.4	701.9	879.1	1,581.0
North America	14.5	-85.6	-71.0	-17.9	14.2	-74.7	119.6	169.4	289.1
Europe	19.6	-65.5	-45.9	62.6	40.7	57.4	83.0	99.3	182.3
Asia	212.7	178.9	391.6	168.7	154.0	714.4	186.2	224.9	411.1
Other	45.8	64.0	109.9	66.1	55.3	231.3	85.4	104.2	189.6
Elimination	-50.8	-50.1	-101.0	-6.3	2.3	-104.9	-55.4	-38.7	-94.1
Business Segment
Automotive	449.2	453.7	902.9	818.8	458.8	2,180.6	945.6	1,301.6	2,247.2
Financial Services	114.5	84.4	198.9	125.0	113.5	437.5	147.2	97.6	244.9
All Other	18.3	20.3	38.6	18.4	46.2	103.4	40.2	39.5	79.8
Elimination	-3.4	4.3	0.8	-5.7	8.3	3.4	-12.2	-0.4	-12.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	171.0	133.5	304.6	170.0	168.3	643.0	193.3	185.1	378.5		740.0
Income before Income Taxes (billions of yen)	1,021.7	812.5	1,834.2	1,034.9	799.4	3,668.7	1,720.5	1,800.9	3,521.5		5,550.0
(Income before Income Taxes Ratio) (%)	(12.0)	(8.8)	(10.4)	(10.6)	(8.3)	(9.9)	(16.3)	(15.7)	(16.0)		(12.9)
Net Income Attributable toToyota Motor Corporation (billions of yen)	736.8	434.2	1,171.0	727.9	552.2	2,451.3	1,311.3	1,278.0	2,589.4		3,950.0
(Net Income Ratio) (%)	(8.7)	(4.7)	(6.6)	(7.5)	(5.7)	(6.6)	(12.4)	(11.2)	(11.8)		(9.2)
Dividends
Cash Dividends (billions of yen)	—	342.1	342.1	—	474.7	816.9	—	405.4	405.4	(Note 2)
Cash Dividends per Share (yen)	—	25	25	—	35	60	—	30	30
Payout Ratio (%)	—	29.2	29.2	—	37.1	33.4	—	15.6	15.6
Value of Shares Repurchased (billions of yen)[actual purchase]	121.3	74.2	195.5	141.0	94.5	431.0	34.3	82.1	116.4	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	149.9	—	150.0	299.9	—	100.0	100.0	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2024 Second Quarter (Consolidated)

< IFRS >

	FY2023						FY2024				FY2024
	1Q (2022/4-6)	2Q (2022/7-9)	First Half 6 months (2022/4-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)	2Q (2023/7-9)	First Half 6 months (2023/4-9)		Forecast 12 months (‘23/4-‘24/3)
R&D Expenses (billions of yen)	302.2	318.4	620.7	298.8	322.0	1,241.6	294.8	314.0	608.9		1,240.0	(Note 5)
Depreciation Expenses (billions of yen)	284.3	289.7	574.0	298.1	312.7	1,185.0	298.3	303.2	601.6		1,260.0	(Note 6)
Geographic Information
Japan	122.6	126.3	248.9	118.0	145.8	512.8	140.7	139.5	280.2
North America	87.4	95.3	182.8	94.4	89.4	366.6	79.4	84.5	163.9
Europe	22.1	20.4	42.5	20.9	22.3	85.9	21.4	23.4	44.8
Asia	39.9	42.5	82.4	56.2	45.2	184.0	46.1	44.6	90.7
Other	12.2	5.0	17.2	8.4	9.7	35.5	10.5	11.1	21.7
Capital Expenditures (billions of yen)	274.6	407.4	682.0	358.8	564.9	1,605.8	366.6	442.8	809.4		1,970.0	(Note 6)
Geographic Information
Japan	128.6	151.6	280.2	148.1	275.4	703.8	144.0	175.2	319.3
North America	97.9	175.3	273.3	120.1	162.7	556.1	154.1	159.5	313.6
Europe	10.3	10.3	20.6	16.9	24.1	61.7	12.5	28.9	41.4
Asia	25.7	65.5	91.2	63.4	68.1	222.9	41.1	54.9	96.0
Other	11.9	4.5	16.5	10.2	34.4	61.2	14.7	24.2	38.9
Total Liquid Assets (billions of yen)	10,532.2	11,004.6	11,004.6	10,278.7	11,313.7	11,313.7	12,287.8	13,808.6	13,808.6	(Note 7)
Total Assets (billions of yen)	71,935.1	74,484.0	74,484.0	71,580.5	74,303.1	74,303.1	80,131.2	83,661.3	83,661.3
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	27,374.8	28,037.2	28,037.2	27,535.8	28,338.7	28,338.7	30,330.0	31,893.1	31,893.1
Return on Equity (%)	11.0	6.3	8.6	10.5	7.9	9.0	17.9	16.4	17.2
Return on Asset (%)	4.2	2.4	3.3	4.0	3.0	3.5	6.8	6.2	6.6
Number of Consolidated Subsidiaries (including Structured Entities)						569
Number of Associates and Joint Ventures Accounted for Using the Equity Method						168

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2024 (billions of yen, approximately)	2Q (2023/7-9)	First Half 6 months (2023/4-9)
Marketing Efforts	690.0	1,290.0
Effects of Changes in Exchange Rates	145.0	260.0
Cost Reduction Efforts	45.0	-110.0
From Engineering	10.0	-175.0
From Manufacturing and Logistics	35.0	65.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-150.0	-220.0
Other	145.6	197.8
(Changes in Operating Income)	875.6	1,417.8
Non-operating Income	112.8	269.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	51.6	73.9
Income tax expense, Net Income Attributable to Non-controlling Interests	-144.6	-268.9
(Changes in Net Income Attributable to Toyota Motor Corporation)	843.7	1,418.3

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3